UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

Contact:

Investor Relations
Creo Products Inc.
Vancouver, Canada
Tel: +1-604-451-2700
Email: IR@creo.com

FOR IMMEDIATE RELEASE

CREO REVISES EXPECTATIONS FOR FOURTH QUARTER

Vancouver, BC, CANADA (October 11, 2001) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) ('Creo') today revised expectations for the fourth quarter and fiscal year ending September 30, 2001, reported in U.S. dollars under Canadian GAAP.

Based on preliminary information, Creo anticipates revenues for its fourth quarter ending September 30, 2001 to be in the range of $140 to $145 million compared to earlier guidance of $145 to $150 million. The preliminary results reflect continued weakness in the global economy as well as the impact of the September 11th tragedy late in the quarter. The company now expects an adjusted loss from operations of between $5 and $10 million, and an adjusted loss per share of between $0.10 and $0.20. This excludes the effects of severance costs of $4 million related to personnel reductions announced in August 2001 and $19 million in the amortization of goodwill and intangibles. Also excluded are one-time write-downs of $10 million (after tax) of accounts receivable, obsolete inventory and other assets; $266 million of goodwill and other intangibles; $70 million of investments; and $16 million of future tax assets. These revised estimates are based on preliminary unaudited information and may be subject to change.

"The primary reason for the shortfall in our results is the greater than expected weakness in global economic conditions while shifts in our product mix also contributed to reduced gross margins," stated Amos Michelson, Creo's chief executive officer. "We are committed to our business strategy, which includes implementing the efficiency measures announced in August, and investing in areas such as R&D and customer focused activities in order to enhance our market leadership. We believe our new strategic initiatives, especially our entry-level product lines and consumable relationships, will begin to have an effect in Q1. We remain confident in the health of our business."

CREO Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - our principal operating division - we are leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

Contact:

Investor Relations
Creo Products Inc.
Vancouver, Canada
Tel: +1-604-451-2700
Email: IR@creo.com

These write-downs will include goodwill and intangible assets associated with the acquisition of Carmel Graphics Systems Inc., Intense Software Inc. and the prepress division of Scitex Corporation Ltd.; and investments in printCafe, Inc. and Creo Ltd.

"In accordance with our year-end review of our balance sheet, we determined these adjustments were necessary," stated Mike Graydon, Creo's chief financial officer. "These adjustments do not reflect the strength of our overall business. Creo remains in a strong financial position with virtually no debt and a cash balance of over $60 million."

For the fiscal year ending September 30, 2001, the company expects revenues in the range of $653 to $658 million. Excluding business integration costs, amortization of goodwill and intangible assets, and one-time write-downs, adjusted earnings will be between $22.7 to $27.7 million, and adjusted earnings per share of between $0.45 to $0.55.

"We remain very positive about our product offering and continue to develop products critical to our customers' success," Amos Michelson continued. "Even in this challenging economic environment, we see continued customer demand for our broad array of products and services. While a cautious economic outlook continues for the short term, recent successes lead us to believe our fiscal first quarter 2002, ending December 31, 2001, will show improvement over the fourth quarter 2001."

Additional details regarding the fourth quarter and fiscal year-end results will be communicated on Monday, November 19, 2001 after market close when the company announces its financial results for the quarter and fiscal year ended September 30, 2001.

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ABOUT CREO

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

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CREO Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - our principal operating division - we are leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

Contact:

Investor Relations
Creo Products Inc.
Vancouver, Canada
Tel: +1-604-451-2700
Email: IR@creo.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions adversely affect the business or the markets in which it operates; and (3) new regions and new products do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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CREO Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - our principal operating division - we are leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: October 12, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary